UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: September 13, 2010
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On September 13, 2010, the Company issued a press release entitled "Timberline Issues Corporate Update". A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated September 13, 2010.*

* Furnished to, not filed with, the SEC pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: September 13, 2010   By: /s/ Randal Hardy
                                              Randal Hardy
                                              Chief Executive Officer, Chief Financial Officer
                                              and Director

EXHIBIT INDEX

Exhibit No.   Description
99.1   Press Release of Timberline Resources Corporation dated September 13, 2010.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.

Exhibit 99.1



F O R   I M M E D I A T E   R E L E A S E

TIMBERLINE ISSUES CORPORATE UPDATE

Coeur d'Alene, Idaho – September 13, 2010 – **Timberline Resources Corporation. (NYSE Amex:TLR; TSX-V:TBR)** ("Timberline" or "Company") today issued a corporate update including its key messages, objectives and goals, and reported on the status of its current corporate and exploration activities, including the Timberline "new look" program.

Corporate Key Messages, Objectives and Goals

Timberline's corporate vision and strategy follows on the successful formation of the Butte Highlands Joint Venture in late 2009, and completion of the acquisition of Staccato Gold Resources Ltd. and its South Eureka, Nevada Property in June, 2010.

The Company's primary focus is based upon its expertise in exploration and development of advanced-stage precious metal properties. With a proven track record of exploration and mining veterans leading the Company and at the board level, together with cash flow from its 100%-owned drilling subsidiary, Timberline Drilling, the Company has reduced risk and provides an attractive investment opportunity.

With a business model centered on its primary focus of advanced exploration and development, Timberline will add value by advancing exploration and then realizing that added value for shareholders by monetizing projects that are ready for development to production. Monetization could be realized by any number of potential transactions ranging from sale to lease to joint venture (as with the Butte Highlands Joint Venture), carried or royalty interest. While becoming a direct producer/operator is not a primary focus of Timberline, the Company's board would nonetheless consider such an option in appropriate circumstances.

Short term goals for Timberline include completion of the programs set out below for both the South Eureka Property and the Butte Highlands Joint Venture, the two key mining assets of the Company at this time. In addition, prudent growth of Timberline Drilling will remain a strategic goal for Timberline in the short and longer terms.

Over the longer term, a substantially increased property portfolio, based on acquisition criteria similar to South Eureka, situated in North America, will be the Company's focus, together with increased market awareness and name recognition.

Paul Dircksen, Executive Chairman of Timberline said, "We are very excited about the prospects for Timberline and its future. We are building on our expertise in exploring and developing, and so we will be looking to future South Eureka-type acquisitions that we believe can quickly create value for our shareholders. The Butte Highlands Joint Venture is an example of the type of transaction we might see as we advance a property – allowing another company to take the production step, but retaining a significant interest in Timberline for our shareholders. Timberline truly delivers diversified value. We see a time of exciting growth for Timberline, and will be executing a concerted focus on marketing and capital markets awareness given our new TSX-V listing and our representation in Toronto. As part of that process, we will be reviewing shareholder interaction and our website so as to allow greater access to current information and news about Timberline. I would like to take this opportunity to extend my thanks to all our Timberline, Timberline Drilling, and Butte Highlands JV teams for all their efforts, and especially to all our shareholders for your continued support of your company."

Current Activities

South Eureka Property, Nevada

At its flagship South Eureka Property, which is one of the largest undeveloped exploration properties in Nevada, encompassing some 23 square miles, and which is situated within four miles of the Archimedes Mine, Timberline is executing its 2010 Exploration Program, the details of which were set out in a press release dated August 3, 2010.

With a budget for RC and core drilling, along with property payments and additional geophysics and metallurgical analysis totalling approximately USD $2.2 million, it is expected that Timberline will be able to further define and understand, and potentially expand, the previously reported resource estimates. Drilling results are expected by the end of 2010, and the Company intends to prepare and file a NI 43-101 Report by the end of February, 2011. Final completion of an evaluation leading to a Preliminary Economic Analysis is targeted for Q2 2011.

The South Eureka Property encompasses some 15,000 acres and hosts multiple sediment-hosted gold targets in the Battle Mountain/Eureka gold trend, four of which have already been identified by the Company as additional project areas. Before the end of 2010, it is expected that additional targeted drilling will be undertaken to begin testing of other exploration targets and known areas of mineralization.

Butte Highlands Joint Venture, Montana

Timberline is being carried to production and is a 50% joint venture partner in the Butte Highlands Joint Venture, which is located in a prolific gold mining region in southwest Montana known for its world-class deposits. The current status is continued underground development, with underground definition drilling to begin within the next few weeks. For the remainder of 2010 and early 2011, work is to continue on up to 6,700 feet of underground ramps, 60,000 feet of underground core and RC drilling, and a 10,000-ton bulk sample, all of which is being funded by the Company's joint venture partner. Drill results are expected to be released in early 2011.

The required application has been submitted for a Hard Rock Operating permit, and work is continuing on the other associated permits required for the operation. No material permitting obstacles are expected as the project advances toward targeted production. Surface facilities and infrastructure required for development and production are already in place under the Company's exploration permit which has been in place since August 2009.

Butte Highlands is targeted to produce gold commencing in Q3/Q4 2011, with the Company's share expected to be approximately 30,000 ounces per annum over the projected mine life. All mine plan information is based on Company internal analysis such that detailed figures are non 43-101 compliant. As part of the current program of work, the Company intends to prepare and file a NI 43-101 Report by the end of June, 2011.

Timberline's Butte Highlands Joint Venture is the first example of the Company's strategy to enter into creative structures that move production responsibility to other parties while allowing exposure to gold production, where financing has been provided by a third party with proven expertise in underground mine development and operation. This has been achieved with no dilution to Timberline shareholders. As noted, all expenditures relating to the development of the projected underground mine are being paid by Timberline's joint venture partner, with a total expected development budget of USD $17 million.

In addition, during 2010, Timberline is undertaking an exploration program at the property with a goal of extending the mineralized zones by way of drilling seven holes totaling 7,000 feet, geophysics and geochemistry with a total budget of USD $650,000. Results will be released as the Company evaluates assay results during the next two months.

Investments – Timberline Drilling

Timberline is the 100% shareholder of Timberline Drilling, Inc. ("TDI"), a contract diamond drilling subsidiary in the United States. TDI's specialty is underground diamond drilling, but it provides both underground and surface core drilling to companies with operating mines and advanced development and exploration projects. With its own facilities and management, TDI is a separate business unit reporting to the Company and consolidated with the Company's financial results.

TDI has experienced, dedicated personnel and world-class clients, including Newmont in Nevada. TDI has remained consistently profitable over the last five quarters, despite global economics, and contributes cash flow to the Company while providing priority access for Timberline's drilling activities at attractive rates. Prudent growth is a key goal of Timberline for TDI.

Investments – Rae-Wallace Mining Company

Timberline is a significant shareholder (18%) in Rae-Wallace Mining Company (OTCPK:RAEW), which holds eight gold-silver properties in Peru. Rae-Wallace has recently announced a funding and strategic partnership with Fronteer Gold Inc. of Vancouver, Canada that adds to its strategic partnership with Timberline.

New Logo

The Company is pleased to announce the adoption of the first step in its "new look" – a new corporate logo which reflects both a traditional rock hammer with a gold bar - in a new, modern format.

The new logo is first displayed to the market with this press release, and all corporate communication material will now reflect this "new look". The Company expects to be launching its "new look" website during the fall of 2010.

Market Awareness and Name Recognition

As a result of its TSX-V listing, the Company is concentrating on establishing a presence and market awareness in the Toronto capital markets, while continuing its overall general marketing activities in all other markets. The Company recently completed a trip to Toronto with additional follow-up being planned. Increased exposure of the Timberline brand is planned through investor and issuer conferences, corporate presentations, increased investor relations, and other market facing activities. Shareholders will be invited to view Timberline's "new look" Corporate Presentation which will be available shortly on the Company's website at www.timberline-resources.com.

Paul Dircksen is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this release.

About Timberline Resources

Timberline is a U.S.-based exploration/development company with a focus on advanced-stage precious metals properties. The Company's management team has a solid track record of achievement in building successful companies and discovering, exploring, and developing economic mineral deposits. Currently, Timberline is executing an aggressive exploration program at its South Eureka Property, a large drill-tested and highly prospective property in Nevada's Battle Mountain – Eureka gold trend. In addition, Timberline has two other business units. First, the Company has a 50% carried-to-production interest at the Butte Highlands Joint Venture which is currently in development and targeted to begin gold production in 2011, and, secondly, a wholly-owned subsidiary, Timberline Drilling, which provides cash flow to the Company from its underground and surface drilling operations at operating mines and advanced development and exploration projects.

Timberline is listed on the NYSE Amex where it trades under the symbol "TLR" and on the TSX Venture Exchange where it trades under the symbol "TBR".

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859